Exhibit 97.1

TRIPLE FLAG PRECIOUS METALS CORP.

Compensation Recovery Policy

Approved by the Board of Directors on May 3, 2021, as amended and restated on
November 7, 2023

TRIPLE FLAG PRECIOUS METALS CORP.
COMPENSATION RECOVERY POLICY (the “Policy”)

1.	Purpose

Triple Flag Precious Metals Corp. (“Triple Flag”) strives to maintain a culture that emphasizes trust, integrity and accountability. This Policy will assist Triple Flag in maintaining this culture and will reinforce Triple Flag’s pay for performance compensation philosophy.

2.	Definitions

In this Policy, the following terms have the following meanings:

“Accounting Restatement” means any accounting restatement of the annual or interim financial statements of Triple Flag required as the result of the correction of a material error due to material noncompliance with any financial reporting requirement under United States federal securities laws, including any required accounting restatement to correct a material error in Triple Flag’s previously-issued financial statements, or to avoid a material misstatement if the error were corrected in the current period or left uncorrected in the current period;

“Accounting Restatement Date” means the date on which Triple Flag is required to prepare an Accounting Restatement (such date as determined by the U.S. Clawback Rules);

“Board” means the board of directors of Triple Flag;

“Committee” means the Compensation & Talent Committee of the Board or such other committee of the Board as designated by the Board from time to time;

“Conduct Clawback” means recovery and repayment of Recoverable Compensation from a Covered Individual when Triple Flag is required to prepare a Conduct Restatement;

“Conduct Restatement” means the restatement of the annual or interim financial statements of Triple Flag required as a result of the correction of a material error due to Serious Misconduct;

“Covered Compensation” means compensation granted, vested or earned in respect of annual bonus entitlements and under incentive plans (whether in the form of cash or share-based awards, including stock options, restricted share units and performance share units) subsequent to the Effective Date;

“Covered Individuals” means current and former executive officers of Triple Flag who are or were eligible to receive Covered Compensation;

“Effective Date” means (i) with respect to an Accounting Restatement, October 2, 2023 and (ii) with respect to a Conduct Restatement, May 26, 2021;

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts in connection with an

Accounting Restatement and must be computed without regard to any taxes paid and otherwise in accordance with the U.S. Clawback Rules;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Executive Officer” means any individual listed as, or holding the position designated as being, an executive officer in Triple Flag’s most recently filed annual information form, and any other person that would be considered an “executive officer” of Triple Flag within the meaning of the

U.S. Clawback Rules. For clarity, in applying a Restatement Clawback, “Executive Officer” will include any person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation subject to such Restatement Clawback;

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing Triple Flag’s financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return;

“Incentive-Based Compensation” means any compensation to any Executive Officer that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure;

“Recoverable Compensation” means in connection with Serious Misconduct resulting in a Conduct Restatement, an amount equal to (i) the after-tax amount of Covered Compensation received by the Covered Individual that was calculated based on, or contingent on, achieving certain financial results that are subsequently the subject of or affected by the Conduct Restatement less, (ii) the after-tax Covered Compensation that would have been received by the Covered Individual but for the Serious Misconduct resulting in the Conduct Restatement;

“Restatement Clawback” means recovery and repayment of Erroneously Awarded Compensation from an Executive Officer when Triple Flag is required to prepare an Accounting Restatement;

“Serious Misconduct” means fraud, theft, embezzlement or other similar intentional and serious misconduct; and

“U.S. Clawback Rules” means Section 10D of the Exchange Act, Rule 10D-1 issued thereunder, and the listing standards of the national securities exchange on which the Triple Flag’s securities are listed to implement Rule 10D-1 under the Exchange Act.

3.	Application of Policy

Covered Compensation awarded to Covered Individuals and Incentive-Based Compensation received by Executive Officers on or after the applicable Effective Date will be subject to the terms of this Policy, as amended from time to time, and subject to any adjustment required by local law, including any securities, stock exchange, employment or tax laws, regulations or practices which may apply to a Covered Individual, an Executive Officer and/or Triple Flag. An individual may be treated as both a Covered Individual and an Executive Officer for purposes of this Policy and may be subject to both a Restatement Clawback and a Conduct Clawback, but the Board will make good faith efforts to avoid duplication of recovery or repayment.

A copy of this Policy will be made available to employees who are Covered Individuals and/or Executive Officers on the applicable Effective Date and to Covered Individuals and/or Executive Officers at the time of their hire or their promotion, as applicable. The Board may require that any employment agreement, equity award agreement or similar agreement entered into with a Covered Individual or an Executive Officer after the applicable Effective Date require, as a condition to the grant of any benefit thereunder, such Covered Individual’s or Executive Officer’s agreement to abide by the terms of this Policy.

4.	Accounting Restatement

In the event Triple Flag is required to prepare an Accounting Restatement, the Board will review all Incentive-Based Compensation received by Executive Officer during the three completed fiscal years immediately preceding the applicable Accounting Restatement Date (as well as during any transition period specified in the U.S. Clawback Rules), other than any such compensation that was received prior to such Executive Officer’s service as an Executive Officer or prior to the Effective Date. Incentive-Based Compensation is deemed “received” in the fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. If the Board determines that an Executive Officer received any Erroneously Awarded Compensation in connection with an Accounting Restatement, the Board shall, reasonably promptly after the Accounting Restatement Date, seek recoupment from such Executive Officer of all such Erroneously Awarded Compensation, subject to the exceptions set forth below in Section 5 (if applicable).

The amount of Erroneously Awarded Compensation shall be calculated in accordance with the U.S. Clawback Rules. For Incentive-Based Compensation based on Triple Flag’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on Triple Flag’s stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (ii) Triple Flag must maintain documentation of the determination of that reasonable estimate and provide such documentation to the applicable U.S. stock exchange.

5.	Mandatory Recoupment of Erroneously Awarded Compensation

Triple Flag must recover any Erroneously Awarded Compensation unless the Compensation Committee of the Board (or in its absence, a majority of the independent directors serving on the Board) determines that any of the impracticality exceptions set forth in the U.S. Clawback Rules are available.

Triple Flag’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements for the Accounting Restatement have been filed.

Recoupment of Erroneously Awarded Compensation due to an Accounting Restatement will be made on a “no fault” basis, without regard to whether any misconduct occurred or whether any Executive Officer is responsible for the noncompliance that resulted in the Accounting Restatement.

6.	Conduct Restatement

If,

(a)	a Covered Individual engages in Serious Misconduct resulting in a Conduct Restatement,
(b)	the amount of Covered Compensation received by the Covered Individual was calculated based on, or contingent on, achieving certain financial results that are subsequently the subject of or affected by the Conduct Restatement, and
(c)	the Covered Compensation received by the Covered Individual would have been lower had the financial results originally been reported as per the Conduct Restatement,

then Triple Flag shall be entitled, in its sole discretion, to claim from the Covered Individual the forfeiture or repayment of all or a portion of the Covered Individual’s Recoverable Compensation.

7.	Enforcement of Compensation Recovery

The application and enforcement of this Policy to recoup Recoverable Compensation or Erroneously Awarded Compensation (as applicable) may include the following:

(a)	forfeiture or cancellation of unpaid or unvested Recoverable Compensation or Erroneously Awarded Compensation (as applicable);
(b)	recoupment of the value of any or all Recoverable Compensation or Erroneously Awarded Compensation (as applicable) previously paid;
(c)	not paying or granting future compensation or equity awards to the Covered Individual or the Executive Officer (as applicable); and
(d)	any other remedial and recovery action permitted by applicable law.
8.	Administration

The Board shall have discretion with respect to the application and enforcement of this Policy, subject to any requirements set forth in the U.S. Clawback Rules with respect to any Restatement Clawback. The Board may, from time to time, delegate to the Committee all or any of the rights or responsibilities of the Board under this Policy.

9.	Amendment

The Board reserves the right to modify or amend, in whole or in part, any or all of the provisions of this Policy, at any time and from time to time. Any amendment to this Policy shall only apply with respect to compensation granted, awarded or earned on or after the date of such amendment, subject to any retroactive application as may be required by the U.S. Clawback Rules.

10.	No Indemnification

Triple Flag shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation.

11.	Other Rights

Any forfeiture or recoupment rights under this Policy are in addition to, and not in lieu of, any other remedies or rights that might be available to Triple Flag pursuant to the terms of any employment agreement or award agreement or under applicable law.

12.	Further Reference to U.S. Stock Exchange Rules

This Policy shall be qualified in all respects by reference to the U.S. Clawback Rules. To the extent there is a conflict between this Policy and the U.S. Clawback Rules, or any interpretive question arises hereunder, the U.S. Clawback Rules shall control.

13.	Successors

This Policy shall be binding and enforceable against all Covered Individuals and Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives.